                                 UNITED STATES                                OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION                 OMB NUMBER: 3235-0167
                             WASHINGTON, D.C. 20549                       Expires:  October 31, 2001
                                                                          Estimated average burden
                                                                          hours per response..........1.50

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
         SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                          Commission File Number       333-48371
                                                                       ---------


                         FaciliCom International, Inc.
 ------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


       1401 New York Avenue, N.W., Washington, D.C. 20005, (202) 496-1100
 ------------------------------------------------------------------------------
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                 10 1/2 percent Series B Senior Notes Due 2008
 ------------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)


                                      None
 ------------------------------------------------------------------------------
      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                Rule 12g-4(a)(1)(i)    [ ]      Rule 12h-3(b)(1)(i)    [ ]
                Rule 12g-4(a)(1)(ii)   [ ]      Rule 12h-3(b)(1)(ii)   [ ]
                Rule 12g-4(a)(2)(i)    [ ]      Rule 12h-3(b)(2)(i)    [ ]
                Rule 12g-4(a)(2)(ii)   [ ]      Rule 12h-3(b)(2)(ii)   [ ]
                                                Rule 15d-6             [X]

         Approximate number of holders of record as of the certification or
notice date:           None*
            -----------------------------

         *Effective on December 7, 1999, the issuer, FaciliCom International, Inc., merged with and into World Access, Inc. (SEC File No. 0-29782), with World Access, Inc. as the surviving entity in the merger.

         Pursuant to the requirements of the Securities Exchange Act of 1934, World Access, Inc., successor to the issuer, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    12/17/99            By:  /s/ Mark A. Gergel
     -----------------            --------------------------------------
                                  Executive Vice President and Chief Financial
                                  Officer of World Access, Inc.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


                      POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
SEC 2069 (3-99)       INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
                      RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
                      CONTROL NUMBER.